                                 Filed by Bellwether Exploration Company
                                 Pursuant to Rule 425 of the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject
                                 Company: Bellwether Exploration Company
                                 Commission File No: 000-09498


The following conference call script was made by Bellwether Exploration Company and Bargo Energy Company:

Ladies and Gentlemen, thank you for standing by. Welcome to the Bellwether Exploration Acquisition of Bargo Energy conference call. At this time all participants are in listen only mode. Later we will conduct a question and answer session. At that time you will need to press the one and then the four on your telephone. As a reminder, this teleconference is being recorded on Thursday, January 25, 2001. I would now like to turn over this conference call to Lance Weaver, Director of Investor Relations. Please go ahead sir.

Lance Weaver:

Thank you. Welcome to the Bellwether Exploration/Bargo Energy merger conference call. I have here with me Doug Manner, Bellwether's President and CEO along with Jonathan Clarkson, President and COO of Bargo Energy. Before I turn over the call to Doug and Jon, let me walk you through our legal safe harbor statement. I want to remind you that this conference call may contain statements that may be considered forward looking. Our forward looking statement is at the bottom of our press release and will be updated from time to time in our SEC filings. Now, with that being said, I will turn over the call to Doug Manner.

Doug Manner:

Good morning everyone. I want to thank you today for showing interest in what we think is a really exciting step for Bellwether shareholders. With me today, as he said, is Jon Clarkson, who is the president of Bargo and who will be assuming the role of president and CFO of our new company. Let me walk you first through some of the deal highlights and give you some flavor of the rationale behind this deal and go through the transaction pro forma operational financial information basis. Then I'll turn it over to Jon and he can provide you with some history on Bargo and then get through the pro forma capitalization that we anticipate when we close this deal. Talking about the deal terms first of all, starting with Bellwether will acquire Bargo in a stock and cash transaction under this agreement. We will provide approximately $60 million in cash and $80 million in Bellwether common to Bargo common equivalent holders. The number of shares of common stock issued by Bellwether will be determined by a price collar with a maximum number of shares of 11.4 million and a minimum number of shares of 8.9 million. We will also redeem approximately $50 million of preferred and $8 million of accrued dividends and assume approximately $40 million of indebtedness. The result of that at 12/31/2000 pro forma enterprise consideration is $238 million. Jon is currently working with that select group of institutions to provide funding for the actual closing and he'll talk about that in a little bit. But let's move over and talk about the rationale. We're really excited about this deal and I want to tell you about some things that I think we see that agrees with Bellwether and to a combined company moving forward that's going to be really exciting. First of all, I think I've laid out very clearly for you what direction we were headed. As I told you in the past we were going to clean up Bellwether's asset platform from an asset standpoint we're going to clean up the balance sheet and then we're going to be in a position to go strengthen the base itself and give ourselves the critical mass to move forward and to become a consolidator of the small mid-cap industry. This obviously accomplishes one of those main objectives. We have cleaned up the asset base and we have gotten the balance sheet in shape. We will be announcing some of the last sales that we did here in the next few days. But this is the gross side now and accomplishes a lot and provides us with the critical mass now that we can grow both internally and externally. It brings us an attractive base of properties which will enhance the core properties in our portfolio that we already have and it provides us with a new focus area in East Texas. So at closing our reserves will be based to four core areas domestically, Permian, Gulf Coast, Gulf of Mexico offshore and onshore. The second thing I think it brings to us if you look at the post-closing balance sheet we'll go over in a minute, we believe we'll have the financial flexibility to continue to pursue these kinds of deals, the corporate and the acquisitions and I think we now have a team of assets that we can now take advantage of practical inventory exploitation development opportunities in our current base. The third thing that I think it brings and I think it's just as important as any and that is the addition of Jon Clarkson. He is such a tremendous positive associated with this deal that you don't normally get a bonus like this. Most of you are probably familiar with him but for those of you that aren't, he brings a wealth of experience to us in business with his successes as the president of Bargo and of course as the Executive Vice President and Chief Financial Officer of Ocean Energy in the past. And prior to that he was a Senior Vice President of InterFirst Bank in the Energy Lending side so, I just can't say enough about the respect he's garnered in the financial community over this time and he'll mean to us. But he's not the only one. In addition to him, we managed to talk Joe Nicknish into coming over with us. He's going to be the Senior Vice President of Operations over exploitation and his expertise has been very obvious at Bargo and adding value at the property base through both optimatization and exploitation and he's going to be a huge asset and as you may have read recently the other day we pulled off quite a coup and enticed Ken to come over for he was the former Executive Vice President of Ryder Scott and he is now joining us and I can now tell you for a fact that he's been working in the business for a very long time. He's one of the best asset evaluation revision talent in this business. So if you add all this up, we now have a management team with the best mix of technical and financial talent of any company of our industry and our size bar none. The last thing I want to highlight is that this is a solid financial transaction that we can now build from we have paid less than $5 per barrel we have proved reserves and we expect to immediately accretive to cash flow reserves earning and cashflows on a per share basis. So lets look at pro forma facts here Year end reserve numbers will increase 167% due to 80 million BOES our exit rate production will increase 85% to 25,000 BOEs a day and by the way all that new production is unhedged. Third our R/P ratio or our reserve life index will increase from 6 to 9 years. And our percentage of operated properties now will go from 38% to 47% all of those are things I've told you in the past that we are going to look to improve on this particular merger does that for us. If you look at the transaction from an operating cost basis, we will be in the four areas that we've talked about split Permian basin about 34% of our reserves. The Gulf coast onshore will be 24%, Gulf of Mexico offshore will be 8%, our reserve and East Texas rounds out about 14%. And if you look at the total split of between oil and gas post-transaction on a reserve basis will be about 65% oil and on a production basis will be 60% oil.

So with that pro forma and these facts, let me turn it over to Jon and he can give you some background about Bargo and to talk to you about pro forma capitalization.

Thank you Doug and good morning to everyone. It's great to be back in the public arena again and I guess.

I do share Doug's enthusiasm about this merger and I believe we can implement a sound strategy both operationally and financially to quickly build this company. I will begin with a short over view for those of you who are not familiar with Bargo Energy Company then I will discuss pro forma financial picture of both companies.

Tim Goff our current chairman and CEO started Bargo in the early 1990s with the objective of acquiring undervalued under worked assets from major oil companies and the mature oil basin in the United States. His early acquisitions efforts were conducted through a series of private partnerships most of which has now been dissolved after strategic sales of the properties. With the current Bargo Energy public corporate entity that was formed in 1998 through an acquisition of Future Petroleum small Permian basin operating company. When I joined Bargo in mid 1999, they had completed approximately $70 million in new acquisitions principally funded from a $50 million private placement of preferred stock with five very prominent institutional investors led by EnCap Investments here in Houston.

The public market capitalization of the common equity of Bargo at that point in time was less than $10 million. With the true public ownership component being less than 5% of that amount, the acquisition and exploitation efforts of Bargo accelerated in late 1999 and early 2000 which culminated in a $170 million property acquisition we made from Texaco in March of last year. At that point Bargo had accumulated 75 million barrel equivalents of proved reserves present value at 10% of right at $500 million using a $25 oil and $3 gas price deck. The Bargo board decided in mid year 2000 to activate a liquidation plan versus further expansion from acquisitions primarily due to the capital constraints that we were confronted with in both the public and private equity markets for E/P companies but also because the majors had effectively withdrawn from divesting mature oil properties due to a much stronger oil price environment during the year 2000. Since then Bargo has realized over $100 million from property divestitures including the recent $40 million sale of our California assets in Kern County.

The new company is what we at Bargo consider to be our premium assets in the Permian Basin and onshore Gulf coast areas which include our east Texas division. So this chapter of Tim Goff's Bargo story is completed with the sale to Bellwether. The Bargo team under Tim's leadership has successfully acquired, exploited and then sold a significant portfolio of undervalued assets while generating a good return to its shareholders. But the best thing from Bargo's prospective with this deal is that we are achieving for our shareholders a balance of cash liquidity with an exciting upside potential through the approximate 40% ownership our shareholders will have in the new company. Creating shareholder value has been the number one focus Bargo and now I am very fortunate to help do the same with Doug and his team at the new company. That company has an incredible talent in its management ranks as Doug indicated earlier and a very exciting potential for the future.

Now to comment briefly on our financials, we are not ready or able to discuss detailed numbers on the combined company projected results due to our pending proxy filing with the SEC which should happen by the way within the next two weeks and the fact that both companies are now finalizing our year end 2000 audited results. Bargo and Bellwether have pending asset sales that will impact these projections but those sales will be closed prior to the merger closing.

I can say that the combined companies' projected debt position at closing pro forma for the combination economics that Doug went through and Bargo's sales of its California assets last week, will be approximately $250 million which will consist of $100 million of Bellwether's senior subordinated notes and approximately $150 million of bank debt. We believed this will result in approximately 65% debt to book capital ratio at the outset. So there will be leverage in the company to begin with. But Doug and I are firmly committed to a business plan that will immediately be focused on reducing debt and creating additional balance sheet capacity to both exploit our internal opportunities as well as pursue additional acquisition opportunities. I am already working with Bellwether and Bargo's banks to establish new credit facilities for the combined company. I am very encouraged with the support and enthusiasm they have shown for the new company to this point. We should have firm financing commitments in place within the next 30 to 45 days in support of the new company's activities. We will also be aggressively exploring additional external corporate finance alternatives over the near term to support the business plan of the next company.

I will close by saying that I am extremely excited about joining Bellwether in creating a new emerging growth company in the E&P sector. My brief time with Tim Goff at Bargo has been an extraordinary experience and I thank him for that. I am very happy that Tim is going to be staying on the new board of directors and will in fact become our company's largest shareholder. Financially, we will be a very disciplined and conservative company. But is also one that will provide a lot of excitement for growth and shareholder value. Our partners in this deal be it shareholders, lenders, industry partners or vendors will be proud of their relationship with the new company.

Thank you Doug and I'll turn it back to you.

I'll just close quickly. Again in summary, we really think this transaction is going to form, especially with the new management team, the new company that will generate new growth and excitement over the next few years. But we still have a lot of work to do. We've got to get the deal done. We've got to get our arms around the combined business. We have to develop a capital budget. So we will be back to you in the near term to talk about 2001 and 2002.

We will now open the line for questions.

Q&A from Teleconference

Hey Doug Hey John

Ken Beer and Ron Mills from Johnson & Rice: I don't know if you can you give us some sense of a dollar amount or even the type of projects or inventory of projects that you see out there for 2000-2001 but just give us a sense on the exploitation side you knew maybe again some ballpark number for capital expenditures or dollars that can be spent on some exploitation projects and maybe even give us a sense as to what type of inventory you see from the combined company is it a multi-year type of inventory of exploitation properties?

First of all let me be careful with that a little bit because we are projecting out into 2001 so I can't give you specific numbers. I can tell you this though that between our inventory now that we both looked at each other's assets we definitely have at least two to three years of good inventory sitting here that we can identify today and we will be able to build on that as time goes on. We will also have a lot of free cashflow that we think we will probably be using to pay down debt in the near term but we certainly have project inventory that we can spend all of our cashflow if we choose to do it. So some of it depends on what we are able to do out in the capital markets but one of our first objectives is to make sure that we keep our balance sheet in good shape, keep ourselves clean just because there are additional deals that we are going to want to do down the road as part of our strategy and we want to be in position to do those. In the meantime these guys will be putting together a budget and very soon we will be back out and give you very specific answers in that regard.

Fair enough. As a side question just Doug you mentioned in the fourth quarter Bargo has nothing hedged I am assuming there is nothing hedged going into 2001 here.

Effectively all Bargo's production is unhedged the only hedge instrument that we have in place is a floors an oil floor on approximately 60% of our production for I think I believe it runs through October of 2001 at $21.00 but that's a facility that's been in place for over a year but at these levels that we are seeing in the market today effectively we are unhedged.

Fair enough. Thank you very much guys.

Irene Hobbs of Sanders Morris & Harris. Hello, I have a historical type question for Bargo Energy. I have your quarterly filing for third quarter year, just want to get a handle on historically how expensive it is to offer all the costs since you have a lot of Permian oil left. It looks like you have produced, if I read it correctly, something like 1.29 million barrel oil equivalent for the third quarter of 2000 and from there it looks like lease operating costs is running around $10 per barrel dd&a $4 per barrel, is that correct? Could we see some improvement going forward?

Well, clearly we feel there will be improvement in the combined companies LOE per barrel rate. Bargo's cost per barrel equivalent on the lease operating side in the fourth quarter will be below the $10 a barrel level. That third quarter result does reflect the work that we have done and further exploiting and reducing costs on the assets we acquired that from in the Texaco transaction.

Thank you.

Dan Levy from CIBC World Markets: Good morning gentlemen congratulations. I have a couple of questions. Bargo's reserve base. What percentage of it was proved undeveloped and what amount of capital expenditures would roughly be required to convert those to proved developed?

Jeff, you've got those numbers don't you?

Hold on a second man.

While you're going through that Doug maybe you're reserve engineer by background maybe you can give us a sense of what you saw in regards you know soft you know probables and things that can be converted, what types of you know reserves can be converted to proved either developed or undeveloped over the next one to three years.

Okay, I can answer the first part of that question. Based on our most recent independent engineering report the p&d component of Bargo's reserves is approximately 24% and the capital in those reserves reports required for the PED's is approximately $15 million.

What's the nature of the PED's is that to develop a drilling or is it

Development drilling downspacing.

Do you have a sense of what kind of production levels Bargo exited the year between oil and gas. Bargo's exit rate in December was approximately 9500 barrels a day of oil and approximately 22 million cubic feet a day of gas but remember the comment that I made earlier that we made a significant sale in January of our California assets which will be impacting that rate.

By roughly how much?  We're trying to get a clean basis.

Approximately 4.5 million cubic feet a day net and 500 barrels a day net on the oil side was attributable to our California assets tying back into that exit rate.

And if we ran, If you ran that the ppten of Bargo above using some numbers like $25- $26 oil, say $25 oil and maybe like a you know $3.50 - $3.75 gas, have you determined the ppten value, more importantly ppten per barrel. When I look at this you're buying this at $4.75 a barrel and it looks like a you know there's a huge amount of we can run the numbers but say that the numbers came in at $9 per barrel it looks like an incredible buy to me.

Before we get into a lot of detail and I get in trouble here let me cut that off a little bit. We will come to you with all of that Van and I appreciate the question. Let me just say that until we get through this whole proxy we need to be careful about specific numbers but we've run all that and we do think it's a tremendous situation for us. We think that it's a good price we also think that it's quality assets, now you knew certainly understand there are longer life assets so in the market place you're not going to get as much per barrel we saw that when we divested of some of our long life properties too, so keep that in mind. But it's exactly the kind of properties that we've been looking for, they're multi-reservoir, they have lots of up size associated with them in our mind and in addition to a lot of waterflood activity going on where you can rearrange patterns and that sort of thing to get small percentage increase in recovery out of huge hydrocarbon in place and that's exactly the kind of thing we're looking for.

That last question the Torch relationship. What happens with that?

Well, that kinda of remains to be seen we're going to get together and put our heads together and a lot of that kind of thing. We will certainly go forward with our current association with the properties that we now have under their guidance and Bargo's side brings in some that have different contracts with different people so you know all that will be worked out over the next couple, three months.

Thank you very much.

Ken Delposso of John F. Harrold: Hello, good afternoon. My question is I would like to know if the quantity of reserves were acquired from Bargo with the relative reserve composition and also how this effects your percentage of developed reserves overall in reference to the pro forma reserve base as of year end 2000 and again, where the, what regions will contain your development opportunities and if the merger is going to facilitate a better exploitation of those regions, better than it was before the merger?

Well, as I read off before, we basically acquire 50, they contribute 50 million barrels in round numbers and with the new pro forma 34% of those reserves will be in the Permium and I just described the kind of exploitation we think we can, waterflow type of reserves. 24% will be onshore gulf coast, 8% will be offshore, 14% will be in East Texas and then the remaining whatever that is, 15% or 20%, is spread out a little bit through there is some in point Ped of course and some in Equador.

Hello? Yes, on 50 million barrels but what is the reserve composition in other words in gas and liquids that was bought from Bargo?

It's 65% oil.

Allright, the percentage undeveloped pro forma at year end 2000? I was wondering.

24%.

You mentioned that number before for Bargo, what about for the company as a whole.

The company in total we will run that for you real quick.

It ends up about the same.

I'm sorry.

It's about a quarter even in the pro forma because we add about that much to.

Ok.

Allright. Thank you very much.

Thank you.

One more question please.

David Russell of Limberg News. I wanted to see I would just like to make sure that I can come down to have you confirm if you gave any pro forma sales for the combined company if you would run through the debt numbers again. I had down that you said they were going to be assuming about $40 million in debt and $8 million is the accrued dividend on the $50 million preferred dividend. And then also, if you can just tell me if this is considered a merger instead of a tax free so that it is counted as a merger and where are these companies' rivals previously.

This is John Clarkson. I will attempt to answer that question. Again, what we're prepared to tell you relative to the debt position is what we are currently estimating on a pro forma basis at closing which should be some time in early to mid April and right now based on our best estimates with total debt will be approximately $250 million which will be made up of Bellwether's existing $100 million senior subordinated note issue and approximately $150 million of bank debt. As to your question on the merger, yes it is considered a merger and is tax free relative to the common stock component of the transaction.

Ok. What is this debt that Bellwether is assuming. In the purchase, just the part that is being assumed how much is that.

Bargo's debt as part of that $250 million will be approximately $15-$20 million at that point in time.

Would it be correct to say that Bellwether's assuming $15-$20 million in debt?

Yes.

Are these companies rivals or did they previously compete or what was their situation.

I guess so, everybody's out there competing. They are all our rivals in their perception of it but I'm not quite sure how you define "rival."

I mean in terms of did you both sell similar types of oil to like similar refineries or were you relatively separate segments when you weren't directly competing against each other?

We certainly operate in similar areas but that kind of competition probably didn't exist.

Thanks very much everybody. I can assure you again that we won't leave you hanging very long. We are working very diligently to put the two budgets together and come up with a combined one for the new company going forward but I can assure that it will be an exciting budget and you can look forward to John and I going out now with this platform and continuing to do the same kind of thing that you have seen here today so stay tuned, we'll get back with you as soon as we can on more details. Thanks for calling in.

Ladies and Gentlemen that does conclude our conference call for today. You may all disconnect and thank you for participating.

INVESTOR NOTICES

This conference call script includes "forward-looking statements" as defined by the Securities and Exchange Commission. Such statements are those concerning the companies' merger and strategic plans, expectations and objectives for future operations. All statements included in this press release that address activities, events or developments that the companies expect, believe or anticipate will or may occur in the future are forward-looking statements. This includes completion of the proposed merger, completion of reserve estimates, production, cash flow and EBITDA estimates, future financial performance, future equity issuance and other matters. These statements are based on certain assumptions made by the companies based on their experience and perception of historical trends, current conditions, expected future developments and other factors they believe are appropriate in the circumstances. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the companies. Statements regarding future production are subject to all of the risks and uncertainties normally incident to the exploration for and development and production of oil and gas. These risks include, but are not limited to, inflation or lack of availability of goods and services, environmental risks, drilling risks and regulatory changes. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Investors and security holders are urged to read the proxy statement/prospectus that will be included in the Registration Statement on Form S-4 to be filed with the SEC in connection with the proposed merger. Bellwether Exploration Company ("Bellwether") and Bargo Energy Company ("Bargo") will file the proxy statement/prospectus with the SEC. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by Bellwether and Bargo with the SEC at the SEC's web site at www.sec.gov. The proxy statement/prospectus and such other documents (relating to Bellwether) may also be obtained for free from Bellwether by directing such request to:
Bellwether Exploration Company, Bellwether Exploration Company, 1331 Lamar, Suite 1455, Houston, Texas 77010, Attention: Lance Weaver; telephone: (713) 495-3061; e-mail: weaverl@bellwetherexp.com. The proxy statement/prospectus and such other documents (relating to Bargo) may also be obtained for free from Bargo by directing such request to: Bargo Energy Company, 700 Louisiana, Suite 3700, Houston, Texas 77002, Attention: Jerry Sears; telephone: (713) 236-9792; e-mail: jsears@bargo.com.

Bellwether, its directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" of proxies from Bellwether's shareholders in connection with the merger. Information regarding such persons and a description of their interests in the merger will be contained in the Registration Statement on Form S-4 when it is filed.

Bargo, its directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" in connection with the merger. Information regarding such persons and a description of their interests in the merger will be contained in the Registration Statement on Form S-4 when it is filed.